April 11, 2007
Via Facsimile and EDGAR Submission
Bret Johnson, Staff Accountant
Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
     Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010
Facsimile No.: (202) 772-9369

Re:	The Shaw Group Inc. Item 4.02 Form 8-K Filed April 5, 2007 File No. 001-12227
Dear Sirs:
     This letter is being furnished on behalf of The Shaw Group Inc. in response to the comments of the Staff of the Securities and Exchange Commission contained in a letter dated April 5, 2007 with respect to the above referenced filings. For your convenience we have set forth the text of the Staff’s comments in full followed by our responses. In this letter, references to “Shaw”, “we”, “us” and “our” mean The Shaw Group Inc.
1.	Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:
•	the date of the conclusion regarding the non-reliance; and

•	a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Securities and Exchange Commission
April 11, 2007

Management Response: We will amend our Form 8-K to indicate that on April 3, 2007, the Audit Committee of the Board of Directors, based upon the recommendation of our management, concluded that our previously issued financial statements should no longer be relied upon. See second paragraph under Item 4.02 in our Form 8-K/A attached to this letter.
We will also amend our Form 8-K to include a statement that the Audit Committee of the Board of Directors as well as our authorized officers had discussed the matters disclosed in the Current Report on Form 8-K with both E&Y and KPMG, our previous and successor independent registered public accounting firms, respectively. See third paragraph under Item 4.02 in our Form 8-K/A attached to this letter.
2.	We note that you plan to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.
Management Response: We will amend our Form 8-K to indicate that we expect to file any required restated financial statements within 45 to 90 days from our normal filing requirement date of April 9, 2007, for our second quarter ended February 28, 2007; however, in the event reporting periods in the second half of fiscal 2006 require restatement, the delay may be longer. See fourth paragraph under Item 4.02 in our Form 8-K/A attached to this letter.
3.	We remind you that when you file your restated Form 10-Q you should appropriately address the following:
•	full compliance with SFAS 154, paragraphs 25 and 26,

•	fully update all affected portions of the document, including MD&A,

•	updated Item 4 disclosures should include the following:
•	a discussion of the restatement and the facts and circumstances surrounding it,

•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	changes to internal controls over financial reporting, and

•	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature
               Refer to Items 307 and 308(c) of Regulation S-K.
•	include all updated certifications.

Securities and Exchange Commission
April 11, 2007

Management Response: If an amended and restated Form 10-Q is necessary, as expected, our filing will be fully compliant with SFAS 154, specifically paragraphs 25 and 26.

We will also update all affected portions of the expected amended and restated Form 10-Q, including MD&A. In addition, we will include an Explanatory Statement preceding Part I, Item 1 that fully explains the amendment and the impact on the financial statements.

If our independent review determines that an error occurred, we will update the Item 4 language to discuss the facts and circumstances surrounding the error that led to the restatement, as well as indicate how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of our disclosure controls and procedures in accordance with Item 307 of Regulation S-K. Our original Item 4 disclosures in our Form 10-Q indicated that our disclosure controls and procedures were ineffective as of November 30, 2006.

We will include the required disclosure of any changes in our disclosure controls and procedures and/or internal controls over financial reporting in accordance with Items 307 and 308(c) of Regulation S-K.

We will update the CEO and CFO’s certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

The Shaw Group Inc. acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the 10-K and Form 10-Q filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 11, 2007

     We would like to discuss both your comments and our analysis at your earliest possible convenience. Please do not hesitate to call me at 225-932-2567. Thank you for your consideration of this matter.

Very truly yours, Robert L. Belk Chief Financial Officer The Shaw Group Inc.

cc:	Gary Graphia Dirk Wild Jim Pierson David Oelman, Vinson & Elkins LLP Troy Johnston, KPMG LLP Dennis Whalen, KPMG LLP Mike Lucki, Ernst & Young LLP